UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number 1-8662

                                                       CUSIP Number ________

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10D   |_| Form N-SAR  |_| Form N-CSR

For Period Ended: September 30, 2005

      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR

            For the Transition Period Ended:_____________________

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant:        OneTravel Holdings, Inc.

--------------------------------------------------------------------------------
Former Name if Applicable       RCG Companies Incorporated

--------------------------------------------------------------------------------
Address of Principal Executive Office
(Street and Number):                            5775 Peachtree Dunwoody Road,
                                                Building G, Suite 300
--------------------------------------------------------------------------------
City, State and Zip Code:                       Atlanta, Georgia 30346
--------------------------------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |   (a)   The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated without unreasonable effort or
        |         expense;
        |   (b)   The subject annual report, semi-annual report, transition
        |         report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
        |         N-CSR, or portion thereof, will be filed on or before the
   |_|  |         fifteenth calendar day following the prescribed due date; or
        |         the subject quarterly report or transition report on Form 10-Q
        |         or subject distribution report on Form 10-D, or portion
        |         thereof, will be filed on or before the fifth calendar day
        |         following the prescribed due date; and
        |   (c)   The accountant's statement or other exhibit required by Rule
        |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The subject quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005 could not be filed without unreasonable effort or expense because, as previously announced, the audit of the Company's financial statements and the preparation for its fiscal year ended June 30, 2005 is not complete, and the Company has not yet filed its Annual Report on Form 10-K for such period. This delay is due to the significant work required to account for the integration of two major acquisitions, two major divestures and several debt and/or equity financings during the fiscal year ended June 30, 2005, and resolve certain financial disclosure issues in connection therewith. Accordingly, the Company will not be able to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marc E. Bercoon                    (404)             256-6620
---------------------------     ------------------------------------------------
          (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).                        |_| Yes |X| No

      On September 28, 2005, the Company filed a Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ending June 30, 2005. The Company has not filed the subject Annual Report on Form 10-K as of the filing of this notification.

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            OneTravel Holdings, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2005                         By: /s/ Marc E. Bercoon
      ------------------------                      ----------------------------
                                                    Marc E. Bercoon, President

                            ONETRAVEL HOLDINGS, INC.

                  Form 12b-25 With Respect to Quarterly Report
            on Form 10-Q for Fiscal Quarter Ended September 30, 2005

                                    PART III

A significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Company's Quarterly Report on Form 10-Q for the three month period ended September 30, 2005. The Company's loss from continuing operations for the three months ended September 30, 2005 is expected to be materially greater than the corresponding fiscal quarter in the Company's fiscal year ended June 30, 2005 because the Company's operations in that period differed significantly from the Company's current operations. Substantially all of the business operations of the Company that existed on September 30, 2004 have been sold, discontinued or are subject to expected sale or discontinuance as of September 30, 2005. The increased loss from operations in the fiscal quarter ended September 30, 2005 over the fiscal quarter ended September 30, 2004 is primarily attributable to an increase in expenses from the acquisitions of two businesses acquired in the fiscal year ended June 30, 2005 and the interest expense associated with the financings of those transactions. The Company's management believes that any attempts to estimate the effects of these changes on the earnings statements to be included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 at this time would be speculative and misleading.